Exhibit 99.1

LAIX Inc. Announces Third Quarter 2018 Results

Net revenues increased by 265.0% year-over-year

Gross billings1 increased by 180.5% year-over-year

SHANGHAI, November 27, 2018 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operating Highlights

•	Net revenues were RMB180.5 million (US$26.3 million), a 265.0% increase from RMB49.4 million for the third quarter of 2017.

•	Gross billings were RMB281.3 million (US$41.0 million), a 180.5% increase from RMB100.5 million for the third quarter of 2017.

•	Gross margin was 73.4%, compared with 71.8% for the third quarter of 2017.

•	Approximately 872,000 paying users purchased the Company’s courses and services for the third quarter of 2018, compared with approximately 338,000 paying users for the third quarter of 2017.

•	Total cumulative registered users were 97.2 million as of September 30, 2018, compared with 61.3 million total cumulative registered users as of December 31, 2017.

Initial Public Offering (“IPO”)

On September 27, 2018, the Company announced the pricing of its IPO of 5,750,000 American Depositary Shares (“ADS”), each ADS representing one of its Class A ordinary shares, at a price of US$12.50 per ADS for a total offering size of approximately US$71.9 million. The Company subsequently commenced trading on the New York Stock Exchange under the symbol “LAIX.” Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. acted as joint bookrunners of the offering and as the representatives of the underwriters. The closing date of the Initial Public Offering was October 1, 2018.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period, net of the total amount of cash refunds paid to users in the same period.

CEO and CFO Comments

“The third quarter of 2018 was a landmark and transformational quarter for LAIX,” commented Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX Inc., “We not only celebrated our sixth year anniversary in the first week of September, but also accomplished an important milestone, our IPO, on September 27. Our IPO on the renowned New York Stock Exchange brought brand awareness to our consumers and partners. In successfully completing our IPO, we raised more than US$71 million at a price of US$12.50 per ADS. We plan to use the proceeds from this offering, which were received October 1, to continue to fund research and development of industry-leading AI-enabled learning products, to augment our brand awareness and for general corporate purposes.”

“We had seen strong performance in the last quarter. Our net revenues grew by approximately 265% and our gross billings increased by approximately 181% year-over-year. These strong returns are the direct result of our corporate growth and our user expansion. Our paying user base alone has seen approximately 158% year-over-year expansion, which further validates our freemium model that attracts and engages users. We believe that we are in the early stage of development, one that is centered at the intersection of artificial intelligence and educational services and focused on serving the unmet or under-served learning needs in the current education market. As explorer of the AI-powered Education 3.0 landscape, we will continue to focus on delivering innovative AI teacher products with superior personalized user experience and effectiveness, and investing in gaining market share of this nascent but fast-growing market. We are committed to the long-term vision that AI-powered virtual teachers and learning products and services will play a pivotal role in people’s life-long learning journey. We are fully dedicated to realizing our mission of empowering everyone to realize their full potential and become a global citizen.” Dr. Wang concluded.

“We continued our growth trajectory during the third quarter of 2018,” said Ms. Bin Yu, Chief Financial Officer of LAIX Inc., “Our quarterly net revenues were RMB180.5 million (US$26.3 million) and our gross profit was RMB132.4 million (US$19.3 million), both representing a more than 260% increase from the third quarter of 2017. We have increased our investment in sales and marketing to drive future user growth. We deem this investment necessary and within our expectations as we are building our brand awareness and market leadership position. At the same time, we are striving to optimize the return on our marketing investments through the efficient management of our existing and new marketing channels. Due to the high revenue growth we achieved, sales and marketing expenses as a percentage of net revenues declined to 112.9% in the third quarter of 2018 from 169.8% in the third quarter of 2017.”

Third Quarter 2018 Financial Results

Net Revenues

Net revenues for the third quarter of 2018 were RMB180.5 million (US$26.3 million), a 265.0% increase from RMB49.4 million for the same quarter last year. As of September 30, 2018, the Company had RMB343.5 million (US$50.0 million) of deferred revenues. The significant increase can be attributed to the growth of the Company’s business and the platform-wide expansion of the Company’s paying user base, as well as the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach.

Cost of Revenues

Cost of revenues for the third quarter of 2018 was RMB48.1 million (US$7.0 million), a 244.6% increase from RMB13.9 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost, and (iii) service fees paid to contract human teachers for our premium services, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2018 was RMB132.4 million (US$19.3 million), a 272.9% increase from RMB35.5 million for the same quarter last year as a result of increased economies of scale.

As a result, gross margin also rose year-over-year delivering 73.4% for the third quarter, compared with 71.8% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2018 were RMB266.4 million (US$38.8 million), a 164.0% increase from RMB100.9 million for the same quarter last year, with higher expenses primarily resulting from business growth activities, the development and introduction of new products and from costs associated with the expansion of our user base.

Sales and marketing expenses for the third quarter of 2018 were RMB203.8 million (US$29.7 million), a 142.8% increase from RMB83.9 million for the same quarter last year. The increase was primarily due to higher (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel, including our online student advisors. Importantly, sales and marketing expenses as a percentage of net revenues have notably declined year-over-year, with sales and marketing expenses representing 112.9% of net revenues for the third quarter of 2018, compared to 169.8% for the same quarter last year.

Research and development expenses for the third quarter of 2018 were RMB40.5 million (US$5.9 million), a 240.7% increase from RMB11.9 million for the same quarter last year, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined from the same quarter last year, representing 22.4% of net revenues for the third quarter of 2018, compared with 24.0% for the same quarter last year.

General and administrative expenses for the third quarter of 2018 were RMB22.0 million (US$3.2 million), a 333.5% increase from RMB5.1 million for the same quarter last year, primarily attributable to increases in our human resources expenses and office expenses. General and administrative expenses were 12.2% of net revenues for the third quarter of 2018, compared with 10.3% for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2018 was RMB134.0 million (US$19.5 million), compared with RMB65.4 million for the same quarter last year due to the aforementioned reasons including increased expenses associated with general business growth, user base expansion and general and administrative purposes.

Foreign exchange related (losses)/gains, net

Foreign exchange loss was RMB3.5 million (US$0.5 million) in the third quarter of 2018, compared with a foreign exchange gain of RMB1.7 million for the same quarter last year, primarily due to the depreciation of Renminbi against the U.S. dollar.

Net Loss

Net loss for the third quarter of 2018 was RMB142.4 million (US$20.7 million), compared with RMB64.6 million for the same quarter last year.

Adjusted net loss for the third quarter of 2018 was RMB123.0 million (US$17.9 million), compared with RMB62.1 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the third quarter of 2018 was RMB7.66 (US$1.12), compared with RMB3.71 for the same quarter last year.

Balance Sheet

As of September 30, 2018, the Company had total cash and cash equivalents of RMB324.3 million (US$47.2 million), excluding the IPO proceeds which was received on October 1, compared with RMB416.5 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB343.5 million (US$50.0 million) as of September 30, 2018, compared with RMB116.4 million as of December 31, 2017.

Outlook

For the fourth quarter of 2018, the Company currently expects:

-	Net revenues to be between RMB185 million to RMB205 million, which would represent an increase of approximately 143.1% to 169.4% from RMB76.1 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 27, 2018 (9:00 PM Beijing/Hong Kong time on November 27, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-866-393-4306

International:	+1-734-385-2616

China:	400-682-8609

China, Domestic:	800-870-0169

Hong Kong:	+852-3011-4522

Conference ID:	2889846

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the rate in effect as of September 28, 2018 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2017	September 30 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	416,483	324,332	47,224
Short-term investments	35,422	—	—
Accounts receivable, net	7,236	20,227	2,945
Prepayments and other current assets	21,907	69,158	10,069

Total current assets	481,048	413,717	60,238

Non-current assets:
Property and equipment, net	11,779	27,971	4,073
Investment in equity fund	—	5,581	813
Intangible assets, net	—	486	71
Other non-current assets	1,498	28,399	4,135
Total non-current assets	13,277	62,437	9,092

Total assets	494,325	476,154	69,330

LIABILITIES
Current liabilities:
Accounts payable	65,236	61,306	8,926
Deferred revenue	115,537	343,437	50,005
Salary and welfare payable	46,817	63,858	9,298
Tax payable	15,763	34,551	5,031
Accrued liabilities and other current liabilities	45,147	33,602	4,894

Total current liabilities	288,500	536,754	78,154

Non-current liabilities:
Deferred revenue,non-current	908	46	7
Other non-current liabilities	1,000	2,000	291

Total non-current liabilities	1,908	2,046	298

Total liabilities	290,408	538,800	78,452

Mezzanine equity:
Series Seed convertible redeemable preferred shares	28,338	28,338	4,126
Series A convertible redeemable preferred shares	73,250	75,228	10,953
Series B convertible redeemable preferred shares	201,027	211,168	30,747
Series C convertible redeemable preferred shares	349,289	365,188	53,172

Total mezzanine equity	651,904	679,922	98,998

Shareholders’ (deficits)
Class A Ordinary shares	1	1	0
Class B Ordinary shares	121	121	18
Subscriptions Receivable from founding shareholdrers	(122)	(122)	(18)
Additional paid-in capital	—	11,982	1,745
Accumulated other comprehensive (loss)/income	(85)	18,952	2,759
Accumulated (deficit)	(447,902)	(773,502)	(112,624)

Total shareholders’ (deficits)	(447,987)	(742,568)	(108,120)

Total liabilities, mezzanine equity and shareholders’ (deficits)	494,325	476,154	69,330

LAIX INC

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30 2017	June 30 2018	September 30, 2018		September 30 2017	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	49,446	135,529	180,454	26,275	89,507	412,762	60,099
Cost of revenues	(13,947)	(31,394)	(48,068)	(6,999)	(36,057)	(103,075)	(15,008)

Gross profit	35,499	104,135	132,386	19,276	53,450	309,687	45,091

Operating expenses:
Sales and marketing expenses	(83,944)	(132,905)	(203,821)	(29,677)	(146,879)	(463,669)	(67,512)
Research and development expenses	(11,886)	(36,089)	(40,494)	(5,896)	(31,533)	(101,435)	(14,769)
General and administrative expenses	(5,086)	(13,714)	(22,049)	(3,210)	(12,044)	(48,340)	(7,038)

Total operating expenses	(100,916)	(182,708)	(266,364)	(38,783)	(190,456)	(613,444)	(89,319)
Loss from Operations	(65,417)	(78,573)	(133,978)	(19,507)	(137,006)	(303,757)	(44,228)
Other income/(expenses):
Interest income, net	240	1,281	954	139	749	2,360	344
Foreign exchange related gains/(losses), net	1,663	(5,061)	(3,471)	(505)	5,321	(4,299)	(626)
Change in fair value of short-term investment	—	—	—	—	—	—	—
Other income/(expenses), net	508	(1,132)	(282)	(41)	1,977	(887)	(129)

Loss before provision for income taxes	(63,006)	(83,485)	(136,777)	(19,914)	(128,959)	(306,583)	(44,639)
Income tax expenses	(1,579)	(6,420)	(5,662)	(824)	(2,894)	(18,118)	(2,638)

Net loss	(64,585)	(89,905)	(142,439)	(20,738)	(131,853)	(324,701)	(47,277)

Series A Preferred share redemption value accretion	(642)	(659)	(665)	(97)	(2,457)	(1,978)	(288)
Series B Preferred share redemption value accretion	(3,218)	(3,380)	(3,435)	(500)	(9,294)	(10,140)	(1,476)
Series C Preferred share redemption value accretion	(5,069)	(5,299)	(5,378)	(783)	(6,003)	(15,899)	(2,315)

Net loss attributable to LAIX Inc.’s ordinary shareholders	(73,514)	(99,243)	(151,917)	(22,118)	(149,607)	(352,718)	(51,356)

Net Loss	(64,585)	(89,905)	(142,439)	(20,738)	(131,853)	(324,701)	(47,277)
Other comprehensive (loss)/income:
— Foreign currency translation adjustment, net of nil tax	(10,952)	21,826	16,441	2,394	(6,173)	19,037	2,772

Comprehensive loss	(75,537)	(68,079)	(125,998)	(18,344)	(138,026)	(305,664)	(44,505)

Net loss per Class A and Class B ordinary shares
— Basic and Diluted	(3.71)	(5.00)	(7.66)	(1.12)	(7.56)	(17.78)	(2.59)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
— Basic and Diluted	19,834,535	19,834,535	19,834,535	19,834,535	19,795,754	19,834,535	19,834,535

LAIX INC

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(64,585)	(142,439)	(20,738)	(131,853)	(324,701)	(47,277)
Add back:
Share-based compensation expenses	2,485	19,437	2,830	6,237	39,100	5,693
Depreciation of property, plant and equipment	288	1,309	191	669	3,345	487
Amortization of prepaid interest expense and service fees to loan companies	79	379	55	92	2,063	300
Income tax expenses	1,579	5,662	824	2,894	18,118	2,638
Substract:
Interest income	240	954	139	749	2,360	344
Adjusted EBITDA	(60,394)	(116,606)	(16,977)	(122,710)	(264,435)	(38,503)

Net loss	(64,585)	(142,439)	(20,738)	(131,853)	(324,701)	(47,277)
Add back:
Share-based compensation expenses	2,485	19,437	2,830	6,237	39,100	5,693

Adjusted net loss	(62,100)	(123,002)	(17,908)	(125,616)	(285,601)	(41,584)